SIDLEY AUSTIN LLP 787 SEVENTH AVENUE 1501 K STREET, N.W. WASHINGTON, D.C. 20005 PHONE:+1 202 736 8000 FAX:+1 202 736 8711 AMERICA • ASIA PACIFIC • EUROPE	+1 202 736 8715 SVONALTHANN@SIDLEY.COM

October 5, 2021

Via EDGAR

Daniel F. Duchovny

Special Counsel

Division of Corporation Finance

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	CytoDyn Inc.

Response letter dated September 3, 2021 to comments issued on Soliciting

Materials filed pursuant to Rule 14a-12 on August 19, 2021

File No. 000-49908

Dear Mr. Duchovny:

On behalf of our client, CytoDyn Inc. (the “Company” or “CytoDyn”), set forth below are our responses to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 14, 2021, with respect to the response letter dated September 3, 2021 (the “Response Letter”) to comments issued on soliciting materials filed pursuant to Rule 14a-12 on August 19, 2021, File No. 000-49908.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. Terms not defined herein shall have the meanings set forth in the Response Letter.

1.

We reissue prior comment 1 as it related to your statement that “…the Group is implicitly acknowledging that these posts violated federal securities laws.” We do not believe you have provided sufficient support for your disclosure. Your response quoted explicit language used by the Group such that your belief as to what is being implied instead is superseded.

Response:

The Company acknowledges the Staff’s comment and will not use this statement in future communications. Instead, the Company will point to the statement of the Activist Group that it made the public disclosures of Dr. Patterson’s tweets and Mr. Beaty’s Reddit posts “to moot certain of the Company’s claims” in the Federal Court Litigation (as conceded by the Activist Group in its DEFAN14A filing with the Commission on August 13, 2021).

Daniel F. Duchovny, Special Counsel

Division of Corporation Finance

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

October 5, 2021

2.

We reissue prior comment 2. We do not believe you have provided sufficient support for your disclosure. Your use of the phrase “hostile takeover,” given your response, requires assumptions to be made that are not apparent.

Response:

The Company acknowledges the Staff’s comment and will not use this statement in future communications without additional support. The Company believes that discovery in the Delaware Chancery Court litigation yielded such additional support for this statement. However, such discovery information is subject to a protective order of the Court. The protective order does not permit the Company to share discovery information unless the Company receives a subpoena or other compulsory process, and then, prior to disclosure, provides notice to the Activist Group with an opportunity to be heard regarding the confidentiality designation.

3.

We reissue prior comment 3. To the extent you continue referring to “dark money” as funding the dissidents’ campaign, please include disclosure clarifying whether such funding or related activities appear to violate any proxy solicitation rules.

Response:

The Company acknowledges the Staff’s comment and will not use this statement in future communications. Instead, the Company will explain that the Activist Group failed to comply with Article I, Section 2 of the Company’s bylaws, which required disclosure of “other stockholders (including beneficial owners) known by any of the Proposing Persons to support such nominations”.

4.

We reissue prior comment 4. Similar to our comment immediately above, to the extent you continue referring to Eisenberg Investments as “secretive,” please include disclosure clarifying whether such funding or related activities appear to violate any proxy solicitation rules and describe the efforts you have made to obtain information about Eisenberg Investments.

Response:

The Company acknowledges the Staff’s comment and will not use this description in future communications.

Daniel F. Duchovny, Special Counsel

Division of Corporation Finance

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

October 5, 2021

5.

We reissue prior comment 5. Thus, your response describing a specific chronology of events and your conclusions from such events should be clarified to note that votes or proxies may be revoked until such time as they are counted.

Response:

The Company acknowledges the Staff’s comment and will clarify such disclosures in future communications by noting that votes or proxies may be revoked until such time as they are counted. The Company respectfully notes that the Activist Group filed an “exit” Schedule 13D on September 17, 2021, dissolving the Schedule 13D group.

6.	We reissue prior comment 6.

Response:

The Company acknowledges the Staff’s comment and will not use this statement in future communications. Instead, the Company will point to the fact that Mr. Beaty attempted to solicit votes on Reddit without filing such solicitations on the first day of use, as legally required.

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Please direct any questions that you may have with respect to the foregoing or any requests for supplemental information to me at (212) 839-8744.

Very truly yours,

/s/ Sara von Althann
Sara von Althann